FORM 3                                                            OMB APPROVAL

                                               OMB Number            3235-0104
                                               Expires:     September 30, 1998
                                               Estimated average burden
                                               hours per response..........0.5

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

                  Filed  pursuant  to  Section  16(a)  of  the
      Securities Exchange Act of 1934, Section 17(a) of the Public Utility
                  Holding Company Act of 1935 or Section 30(f)
                     of the Investment Company Act of 1940

(Print or Type Responses)

1.  Name and Address of Reporting Person*           2.  Date of Event         4.  Issuer Name and Ticker or Trading Symbol
      Prometheus Southeast Retail Trust             Requiring Statement
               ("Trust")                              (Month/Day/Year)          Konover Property Trust, Inc. (NYSE:KPT)
    LFSRI II Alternative Partnership L.P.                 08/10/98                 (formerly FAC Realty Trust, Inc. (NYSE:FAC))
            ("Alternative")
    LFSRI II-CADIM Alternative Partnership L.P.
              ("CADIM")


(Last)      (First)      (Middle)               3.  I.R.S.                5.  Relationship of Reporting Person(s) to Issuer
                                                Identification                          (Check all applicable)
c/o LF Strategic Realty Investors II L.P.       Number of Reporting
Lazard Freres                                   Person, if an entity             ______ Director        _______ 10% Owner
Thirty Rockefeller Plaza, 63rd Floor            (voluntary)                      ______ Officer         ___X  __  Other
New York, New York 10020
-------------------------------------                                             (give title below)     (specify below)
(City)    (State)  (Zip)
                                                                                       ______See (1) below.________

                                                          Table I -- Non-Derivative Securities Beneficially Owned

6.  If Amendment, Date of Original
(Month/Day/Year)


7.    Individual or Joint/Group Filing
    (Check Applicable Line)
            Form filed by One Reporting Person
       X   Form filed by More than One Reporting Person

1.   Title of Security                 2. Amount of Securities   3. Ownership        4.  Nature of Indirect Beneficial Ownership
        (Instr. 4)                        Beneficially Owned        Form:                (Instr. 5)
                                                                    Direct (D) or
                                          (Instr. 4)                Indirect (I)
                                                                    (Instr. 5)
-----------------------------------------------------------------------------------------------------------

Common Stock                           10,526,316                   D and I              See (1) and (2) below.
                                                                    See (1) and
                                                                    (2) below.
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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*If the Form is filed by more than one Reporting Person, see Instruction 5(b)(v)


     Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently  valid OMB  control number.

                                                                         (Over)
                                                                SEC 1473 (7/97)

FORM 3 (continued)         Table II -- Derivative Securities Beneficially Owned
                           (e.g., puts, calls, warrants, options, convertible securities)

----------------------------------- ---------------------- ----------------------------------------- ------------------------
1.Title of Derivative Security      2.Date Exercisable and 3.Title and Amount of Securities          4.Conversion or
   (Instr. 4)                         Expiration Date        Underlying Derivative Security            Exercise Price of
                                      (Month/Day/Year)       (Instr. 4)                                Derivative Security
                                   ------------------------------------------------------------------
                                   Date        Expiration                            Amount or
                                   Exercisable Date                 Title            Number of
                                                                                     Shares
------------------------------------------------------------------------------------------------------------------------------
                                   See (3)     See (3)                               10,526,316
Common Stock                       below.      below.          Common Stock          See (3) below.  $9.50/sh = $100,000,002
-------------------------------- ----------  ---------  --------------------------  ---------------  ------------------------


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


-------------------------------- ---------------------
5. Ownership Form of             6.  Nature of
   Derivative Security:              Indirect
   Direct (D) or Indirect (I)        Beneficial
   (Instr. 5)                        Ownership
                                     (Instr. 5)




------------------------------------------------------

D and I                          See (1) below.
-------------------------------- ---------------------


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Explanation of Responses:

(1) Trust is the direct owner of the interest in the Issuer and Trust is solely-owned by Prometheus Southeast Retail LLC ("Prometheus"). Prometheus has three managing members: LF Strategic Realty Investors II L.P. ("LFSRI II") is a 86.1592% managing member, Alternative is a 10.3806% managing member and CADIM is a 3.4602% managing member. As a consequence of the foregoing,Prometheus, LFSRI II, Alternative and CADIM each had an indirect interest in the Issuer.

(2) Prior to the approval of the holders of the requisite number of shares of outstanding Common Stock of the Issuer (the "Approval"), Trust, through Prometheus, acquired 2,350,000 shares of Issuer. As a consequence of the Approval, Trust is required, upon satisfaction of certain closing conditions, to purchase an additional 8,176,316 shares of Common Stock from the Issuer (the "Second Closing") and, upon such consummation will directly beneficially own 10,526,316 shares of Common Stock.

(3) Following the Second Closing, the Issuer shall be obligated to sell to Trust at one or more subsequent closings (the "Subsequent Purchases") an aggregate of 10,526,316 shares of Common Stock. Subject to certain exceptions, the Issuer shall require Trust to make all of the Subsequent Purchases on or before the eighteenth month anniversary of the Second Closing.



** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)

   /s/ Murry N. Gunty                               8/18/98
   -------------------------------            ---------------------
   **Signature of Reporting Person                   Date

Note:  File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, See Instruction 6 for procedure.

                                 Murry N. Gunty
                                   Principal,
                  Lazard Freres Real Estate Investors L.L.C.,
        as general partner of LFSRI II Alternative Partnership L.P. and
                  LFSRI II-CADIM Alternative Partnership L.P.,
         as two managing members of Prometheus Southeast Retail L.L.C., as sole member of Prometheus Southeast Retail Trust


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

FORM 3 (attachment)
Reporting Persons: Prometheus Southeast Retail Trust, LFSRI II Alternative
                  Partnership L.P., LFSRI II-CADIM Alternative Partnership L.P. Issuer Name: Konover Property Trust, Inc. (NYSE:KPT) (formerly FAC Realty
             Trust, Inc. (NYSE:FAC))
Date of Event Requiring Statement:  August 10, 1998



All Reporting Persons:
Name and Address of Reporting Persons                   Date of Event Requiring Statement      Issuer Name and Ticker
-----------------------------------------------------------------------------------------------------------------------
Prometheus Southeast Retail Trust                               8/10/98                         Konover Property Trust, Inc.
c/o LF Strategic Realty Investors II L.P.                                                       (NYSE: KPT) (formerly known
Lazard Freres                                                                                   as FAC Realty Trust, Inc.
Thirty Rockefeller Plaza, 63rd Floor                                                            (NYSE: FAC))
New York, New York 10020


LFSRI II Alternative Partnership L.P.                           8/10/98                         Konover Property Trust, Inc.
Lazard Freres                                                                                   (NYSE: KPT) (formerly known
Thirty Rockefeller Plaza, 63rd Floor                                                            as FAC Realty Trust, Inc.
New York, New York 10020                                                                        (NYSE: FAC))

LFSRI II-CADIM Alternative Partnership L.P.                     8/10/98                         Konover Property Trust, Inc.
Lazard Freres                                                                                   (NYSE: KPT) (formerly known
Thirty Rockefeller Plaza, 63rd Floor                                                            as FAC Realty Trust, Inc.
New York, New York 10020                                                                        (NYSE: FAC))




